Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Reports Second Quarter and First Half of 2021 Unaudited Financial Results

Shenzhen, China, November 16 2021 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced its unaudited financial results for the second quarter and first half of 2021.

Dr. Zhou Pengwu, Chairman and CEO of the Company, commented, “We are pleased to see an encouraging result in this quarter in terms of (1) operational and financial results, (2) strategic restructuring plan, and (3) our development in the field of non-surgical aesthetic medical services. As the impact of COVID-19 has been gradually receding in mainland China, the public has resumed their daily activities, as well as their consumption of aesthetic medical services. Supported by the recovery of market demand, the number of our active customers in the first half of 2021 increased by 21.7% year-over-year (“yoy”), which drove the revenue growth of 68.6% yoy and the gross profit margin improvement of 8.4 percentage point in the first half of 2021. Adjusted EBITDA also rebounded from loss in the first half of 2020 to profit in the first half of 2021.”

Dr. Zhou continued, “We highly value the importance of sustainable growth and have been contemplating a strategic restructuring plan. Specifically, we plan to cease the operations of or divest certain hospitals and clinics that either are located in our non-core markets or did not meet our internal performance requirements before the end of this year. By ceasing the operations of or divesting these underperforming hospitals and clinics that hindered our financial performance, we can focus on realizing the full potential of the retained assets. We assessed the value of these hospitals and clinics, which was recorded as a non-operating and non-cash impairment loss in the second quarter of 2021. We believe that this is an essential step towards a healthier financial result in the future.”

Dr. Zhou further explained, “Our non-surgical aesthetic medical clinic in Beijing, which opened in the first half of 2021, has achieved outstanding performance with an average monthly revenue of over RMB1.0 million in this quarter, and has realized satisfying net profit margin. We also target to open three similar satellite clinics towards the end of this year. We believe that our non-surgical aesthetic medical business model could ride on the development of the aesthetic market and contribute to the future growth of our business.”

Second Quarter of 2021 Unaudited Financial Highlights

•	Total revenue was RMB224.0 million (US$34.7 million), representing an increase of 34.4% from RMB166.7 million in the second quarter of 2020.

•	Gross profit was RMB133.6 million (US$20.7 million), representing an increase of 40.3% from RMB95.2 million in the second quarter of 2020.

•	Gross margin was 59.6%, representing an increase of 2.5 percentage points from 57.1% in the second quarter of 2020.

•	Adjusted EBITDA[1] for the period was a profit of RMB14.7 million (US$2.3 million), compared with a loss of RMB1.0 million in the second quarter of 2020.

First Half of 2021 Unaudited Financial Highlights

•	Total revenue was RMB434.5 million (US$67.3 million), representing an increase of 68.6% from RMB257.7 million in the same period of 2020.

•	Gross profit was RMB255.8 million (US$39.6 million), representing an increase of 96.6% from RMB130.1 million in the same period of 2020.

•	Gross margin was 58.9%, representing an increase of 8.4 percentage points from 50.5% in the same period of 2020.

•	Adjusted EBITDA[1] for the period was a profit of RMB35.2 million (US$5.5 million), compared with a loss of RMB46.7 million in the same period of 2020.

1 Adjusted EBITDA is not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Second Quarter of 2021 Operational Highlights

	For the Three Months Ended June 30,
	2020		2021
	Number	% of Total	Number	% of Total	Change
New Customers	26,762	40.3%	24,612	38.7%	-8.0%
Repeat Customers	39,582	59.7%	38,926	61.3%	-1.7%
Total Active Customers	66,344	100.0%	63,538	100.0%	-4.2%

•	Repeat customers, defined as active customers who had previously received at least one treatment from the Company, accounted for 61.3% of the Company’s active customer base in the second quarter of 2021.

•	The total number of active customers was 63,538, representing a decrease of 4.2% from 66,344 in the second quarter of 2020, as the Company shifted its marketing strategies from conducting diverse promotions during the COVID-19 pandemic in the second quarter of 2020, to launching a more balanced and attractive product matrix in the second quarter of 2021.

•	Average spending per customer increased by 40.3% from RMB2,513 in the second quarter of 2020 to RMB3,525 in the second quarter of 2021, as more advanced products are sold in the second quarter of 2021.

•	In the second quarter of 2021, the Company performed a total of 137,748 treatments, including 22,413 surgical treatments and 115,335 non-surgical treatments, representing an increase of 1.5%, a decrease of 1.3% and an increase of 2.1%, respectively, from 135,662 total treatments, 22,700 surgical treatments and 112,962 non-surgical treatments in the second quarter of 2020.

First Half of 2021 Operational Highlights

	For the Six Months Ended June 30,
	2020		2021
	Number	% of Total	Number	% of Total	Change
New Customers	41,144	40.0%	48,169	38.5%	+17.1%
Repeat Customers	61,793	60.0%	77,092	61.5%	+24.8%
Total Active Customers	102,937	100.0%	125,261	100.0%	+21.7%

•	In the first half of 2021, repeat customers accounted for 61.5% of our active customer base. The total number of active customers was 125,261, representing an increase of 21.7% from 102,937 in the same period of 2020. This is mainly because the impact of COVID-19 has gradually receded in the first half of 2021.

•	In the first half of 2021, the Company performed a total of 270,424 treatments, including 45,238 surgical treatments and 225,186 non-surgical treatments, representing an increase of 33.5%, 21.5% and 36.2%, respectively, from 202,608 total treatments, 37,241 surgical treatments and 165,367 non-surgical treatments in the first half of 2020.

Second Quarter of 2021 Unaudited Financial Results

	For the Three Months Ended June 30,
(RMB millions, except per share data and percentages)	2020	2021	Change
Revenue	166.7	224.0	+34.4%
Non-surgical aesthetic medical services	82.8	117.0	+41.3%
Minimally invasive aesthetic treatments	42.4	56.6	+33.5%
Energy-based treatments	40.4	60.4	+49.5%
Surgical aesthetic medical services	71.3	91.2	+27.9%
General healthcare services and other aesthetic medical services	12.6	15.8	+25.4%
Gross profit	95.2	133.6	+40.3%
Gross margin	57.1%	59.6%	+2.5 p.p. *
Impairment of goodwill	-	(111.6)	N.A.
Impairment of intangible asset	-	(43.7)	N.A.
Impairment of property, plant and equipment	-	(139.8)	N.A.

EBITDA**	(34.3)	(294.9)	-759.8%
Adjusted EBITDA**	(1.0)	14.7	+1,570.0%
Adjusted EBITDA margin	(0.6)%	6.6%	+7.2p.p. *

Loss for the period	(64.4)	(324.5)	-403.9%
Adjusted loss**	(31.1)	(14.9)	52.1%
Adjusted loss margin	(18.7)%	(6.7)%	+12.0p.p. *

Notes:

* p.p. represents percentage points

**Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB224.0 million (US$34.7 million), representing an increase of 34.4% from RMB166.7 million in the second quarter of 2020, primarily due to the recovery of economic activities and customers’ demands and purchasing power in mainland China, together with the Company’s effort to boost sales.

Revenue from non-surgical aesthetic medical services was RMB117.0 million (US$18.1 million), representing an increase of 41.3% from RMB82.8 million in the second quarter of 2020.

Revenue from minimally invasive aesthetic treatments was RMB56.6 million (US$8.8 million), representing an increase of 33.5% from RMB42.4 million in the second quarter of 2020.

Revenue from energy-based treatments was RMB60.4 million (US$9.4 million), representing an increase of 49.5% from RMB40.4 million in the second quarter of 2020.

Revenue from surgical aesthetic medical services was RMB91.2 million (US$14.1 million), representing an increase of 27.9% from RMB71.3 million in the second quarter of 2020.

Revenue from general healthcare services and other aesthetic medical services was RMB15.8 million (US$2.4 million), representing an increase of 25.4% from RMB12.6 million in the second quarter of 2020.

Cost of sales and services rendered

Cost of sales and services rendered was RMB90.4 million (US$14.0 million), representing an increase of 26.4% from RMB71.5 million in the second quarter of 2020, primarily as a result of significant growth in total revenue.

Gross profit

Gross profit was RMB133.6 million (US$20.7 million), representing an increase of 40.3% from RMB95.2 million in the second quarter of 2020, primarily due to the significant growth in total revenue. Gross profit margin was 59.6%, representing an increase of 2.5 percentage points from 57.1% in the second quarter of 2020, mainly due to more higher margin services and products sold during the second quarter of 2021.

Gross profit of non-surgical aesthetic medical services was RMB68.6 million (US$10.6 million), representing an increase of 48.8% from RMB46.1 million in the second quarter of 2020. Gross profit margin was 58.6%, compared with 55.8% in the second quarter of 2020.

Gross profit of minimally invasive aesthetic treatments was RMB32.6 million (US$5.0 million), representing an increase of 26.8% from RMB25.7 million in the second quarter of 2020. Gross profit margin was 57.6%, compared with 60.6% in the second quarter of 2020.

Gross profit of energy-based treatments was RMB36.0 million (US$5.6 million), representing an increase of 76.5% from RMB20.4 million in the second quarter of 2020. Gross profit margin was 59.6%, compared with 50.7% in the second quarter of 2020.

Gross profit of surgical aesthetic medical services was RMB55.4 million (US$8.6 million), representing an increase of 33.8% from RMB41.4 million in the second quarter of 2020. Gross profit margin was 60.7%, compared with 58.1% in the second quarter of 2020.

Gross profit of general healthcare services and other aesthetic medical services grew significantly, from RMB7.7 million in the second quarter of 2020 to RMB9.6 million (US$1.5 million) in the second quarter of 2021. Gross profit margin was 60.8%, compared with 61.3% in the second quarter of 2020.

Selling expenses

Selling expenses were RMB112.3 million (US$17.4 million), representing 50.1% of the Company’s total revenue of the same period, compared to selling expenses of RMB92.5 million in the second quarter of 2020, which represented 55.5% of the Company’s total revenue of the same period. Selling expenses increased on a year-over-year basis, primarily because the Company launched more marketing initiatives after it gradually resumed operations in the second quarter of 2021.

General and administrative expenses

General and administrative expenses were RMB44.8 million (US$6.9 million), representing a decrease of 21.3% from RMB56.9 million in the second quarter of 2020, primarily due to the decrease of RMB11.4million (US$1.8 million) in ESOP related expenses.

Impairment of good will, intangible assets and property, plant and equipment

Impairment of goodwill was RMB111.6 million (US$17.3 million), compared with nil in the same period of 2020.

Impairment of intangible assets was RMB43.7 million (US$6.8 million), compared with nil in the same period of 2020.

Impairment of property, plant and equipment was RMB139.8 million (US$21.7 million), compared with nil in the same period of 2020.

The Company incurred impairments during the second quarter of 2021, primarily due to its strategic restructuring. The change of these three items were primarily because the Company has performed impairment assessments at cash-generating unit level and noted several recoverable amounts were lower than their carrying amounts for certain cash-generating units. Relevant impairments are non-operating and non-cash items.

Loss for the period

As a result of the foregoing, the Company recorded a loss of RMB324.5 million (US$50.3 million) for the second quarter of 2021, compared with a loss of RMB64.4 million in the second quarter of 2020. Basic loss per share was RMB3.58 (US$0.55), compared with basic loss per share of RMB0.95 in the second quarter of 2020. Diluted loss per share was RMB3.58 (US$0.55), compared with diluted loss per share of RMB0.95 in the second quarter of 2020.

Certain Non-IFRS items

EBITDA for the second quarter of 2021 was a loss of RMB294.9 million (US$45.7 million), compared with a loss of RMB34.3 million in the second quarter of 2020.

Adjusted loss for the second quarter of 2021 was RMB14.9 million (US$2.3 million), compared with an adjusted loss of RMB31.1 million in the second quarter of 2020.

Adjusted EBITDA for the second quarter of 2021 was a profit of RMB14.7 million (US$2.3 million), compared with a loss of RMB1.0 million in the second quarter of 2020.

EBITDA, Adjusted EBITDA and Adjusted loss are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

First Half of 2021 Unaudited Financial Results

	For the Six Months Ended June 30,
(RMB millions, except per share data and percentages)	2020	2021	Change
Revenue	257.7	434.5	+68.6%
Non-surgical aesthetic medical services	130.5	226.0	+73.2%
Minimally invasive aesthetic treatments	68.5	108.4	+58.2%
Energy-based treatments	62.0	117.6	+89.7%
Surgical aesthetic medical services	111.1	178.1	+60.3%
General healthcare services and other aesthetic medical services	16.1	30.4	+88.8%
Gross profit	130.1	255.8	+96.6%
Gross margin	50.5%	58.9%	+8.4p.p. *
Impairment of goodwill	-	(111.6)	N.A.
Impairment of intangible asset	-	(43.7)	N.A.
Impairment of property, plant and equipment	-	(139.8)	N.A.

EBITDA**	(104.9)	(286.7)	-173.3%
Adjusted EBITDA**	(46.7)	35.2	+175.4%
Adjusted EBITDA margin	(18.1)%	8.1%	+26.2p.p. *

Loss for the period	(147.5)	(344.7)	-133.7%
Adjusted loss**	(89.3)	(22.8)	+74.5%
Adjusted loss margin	(34.7)%	(5.2)%	+29.5p.p. *

Notes:

* p.p. represents percentage points

**Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB434.5 million (US$67.3 million), representing an increase of 68.6% from RMB257.7 million in the same period of 2020, primarily due to the recovery of economic activities and customers’ demands and purchasing power in mainland China, together with the Company’s effort to promote sales.

Cost of sales and services rendered

Cost of sales and services rendered was RMB178.7 million (US$27.7 million), representing an increase of 40.0% from RMB127.6 million in the same period of 2020, primarily as a result of significant growth in total revenue.

Gross profit

Gross profit was RMB255.8 million (US$39.6 million), representing an increase of 96.6% from RMB130.1 million in the same period of 2020, primarily as a result of significant growth in total revenue. Gross profit margin was 58.9%, representing an increase of 8.4 percentage points from 50.5% in the same period of 2020, mainly due to more services and products with higher profit margin sold during this period.

Gross profit of non-surgical aesthetic medical services was RMB129.4 million (US$20.0 million), representing an increase of 104.7% from RMB63.2 million in the same period of 2020. Gross profit margin was 57.3%, compared with 48.5% in the same period of 2020.

Gross profit of minimally invasive aesthetic treatments was RMB60.2 million (US$9.3million), representing an increase of 65.8% from RMB36.3 million in the same period of 2020. Gross profit margin was 55.5%, compared with 53.4% in the same period of 2020.

Gross profit of energy-based treatments was RMB69.2 million (US$10.7 million), representing an increase of 159.2% from RMB26.7 million in the same period of 2020. Gross profit margin was 58.8%, compared with 43.1% in the same period of 2020.

Gross profit of surgical aesthetic medical services was RMB108.5 million (US$16.8 million), representing an increase of 83.6% from RMB59.1 million in the same period of 2020. Gross profit margin was 60.9%, compared with 53.2% in the same period of 2020.

Gross profit of general healthcare services and other aesthetic medical services grew significantly, from RMB7.8 million in the same period of 2020 to RMB17.9 million (US$2.8 million) in the same period of 2021. Gross profit margin was 58.9%, compared with 48.4% in the same period of 2020.

Selling expenses

Selling expenses were RMB206.3 million (US$32.0 million), representing 47.5% of the Company’s total revenue of the same period, compared to selling expenses of RMB170.5 million in the same period of 2020, which represented 66.2% of the Company’s total revenue of the same period. Selling expenses increased on a year-over-year basis, primarily because the Company launched more marketing initiatives after it gradually resumed operations in the second quarter of 2021.

General and administrative expenses

General and administrative expenses were RMB86.9 million (US$13.5 million), representing a decrease of 19.4% from RMB107.8 million in the same period of 2020, primarily due to the decrease of RMB21.7million (US$3.4 million) in ESOP related expenses.

Impairment of goodwill, intangible assets and property, plant and equipment

Impairment of goodwill was RMB111.6 million (US$17.3 million), compared with nil in the same period of 2020.

Impairment of intangible assets was RMB43.7 million (US$6.8 million), compared with nil in the same period of 2020.

Impairment of property, plant and equipment was RMB139.8 million (US$21.7 million), compared with nil in the same period of 2020.

The Company incurred impairments during the first half of 2021, primarily due to its strategic restructuring. The change of these three items were primarily because the Company has performed impairment assessments at cash-generating unit level and noted several recoverable amounts were lower than their carrying amounts for certain cash-generating units. Relevant impairments are non-operating and non-cash items.

Loss for the period

As a result of the foregoing, the Company recorded a loss of RMB344.7 million (US$53.4 million) for the six months ended June 30, 2021, compared with a loss of RMB147.5 million in the same period of 2020. Basic loss per share was RMB3.92 (US$0.61), compared with basic loss per share of RMB2.17 in the same period of 2020. Diluted loss per share was RMB3.92 (US$0.61), compared with diluted loss per share of RMB2.17 in the same period of 2020.

Certain Non-IFRS items

EBITDA for the six months ended June 30, 2021 was a loss of RMB286.7 million (US$44.4 million), compared with a loss of RMB104.9 million in the same period of 2020.

Adjusted loss for the six months ended June 30, 2021 was RMB22.8 million (US$3.5 million), compared with adjusted loss of RMB89.3 million in the same period of 2020.

Adjusted EBITDA for the six months ended June 30, 2021 was a profit of RMB35.2 million (US$5.5 million), compared with a loss of RMB46.7 million in the same period of 2020.

EBITDA, Adjusted EBITDA and Adjusted loss are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Certain balance sheet item

Cash and cash equivalents were RMB47.2 million (US$7.3 million) as of June 30, 2021, compared to RMB44.4 million as of December 31, 2020.

Certain cash flow items

Net cash generated from operating activities was RMB58.3 million (US$9.0 million) for the six months ended June 30, 2021, compared with a cash outflow of RMB47.7 million for the six months ended June 30, 2020.

Net cash used in investing activities was RMB34.1 million (US$5.3 million) for the six months ended June 30, 2021, compared with a cash outflow of RMB43.7 million for the six months ended June 30, 2020.

Net cash used in financing activities was RMB21.3 million (US$3.3 million) for the six months ended June 30, 2021, compared with a cash inflow of RMB13.4 million for the six months ended June 30, 2020.

Liquidity and capital resources

As at June 30, 2021, the Company had net current liabilities of RMB167.9 million which included current borrowings of RMB150.3 million.

Management has prepared a cash flow projection covering a period of 12 months from the issuance date of this press release. The cash flow projection has taken into account the anticipated cash flows to be generated from the Company’s future operations after the proposed restructuring, including considerations of reasonably possible changes in its operating performance, and available financing during the period under projection, including an equity financing from a share subscription, the closing of which is currently under negotiation, and additional bank loans.

Based on the above, the directors of the Company concluded that the Company has sufficient financial resources to meet its financial obligations as and when they fall due and continue its operations in the coming 12 months after the issuance date of this press release, subject to any uncertainty, such as the resurgence of COVID-19 in mainland China.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.4566 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2021.

Non-IFRS Financial Measures

EBITDA represents our loss before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude fair value loss of convertible note, fair value gain of contingent consideration payable, share-based compensation expense, professional fees and other non-operating expenses, including the impairment of non-current assets.

Adjusted loss represents loss for the period, adjusted to exclude fair value loss of convertible note, fair value gain of contingent consideration payable, share-based compensation expense, professional fees and other non-operating expenses, including the impairment of non-current assets.

EBITDA, adjusted EBITDA and adjusted loss are non-IFRS financial measures. You should not consider EBITDA, adjusted EBITDA and adjusted loss as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, adjusted EBITDA and adjusted loss as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period.

Recent Developments

In the first half of 2021, the Company opened a clinic in Beijing, which focused on non-surgical aesthetic medical services. Despite the limited period of operation, the Beijing clinic contributed an average monthly revenue of approximately RMB 1.0 million during the second quarter of 2021, and has started to generate net profit. The Company expects the Beijing clinic will continue the growth momentum in the third quarter of 2021.

On May 16, 2021, the Company entered into a definitive share subscription agreement with Lafang China Co., Ltd. (“Lafang”). The private placement is subject to customary closing conditions, and the Company is in active discussion with Lafang in order to facilitate the closing of the transaction. The Company intends to utilize the proceeds on business development and as general working capital.

During the first half of 2021, the Company carried out a strategic restructuring plan to optimize its resources and enhance its operating efficiency. On November 8, 2021, the board of directors of the Company approved its proposal to divest certain hospitals and clinics, which are either located in non-core markets, or did not meet the Company’s internal performance requirement. Total revenue contributed by the assets subject to divestiture accounted for about 11% of total revenue for the first half of 2021. The Company believes that the restructuring plan is an essential move to improve its operations and solidify its leading position in the market. After the successful divestiture, the overall profitability of the retained hospitals and clinics are expected to improve, thus ensuring a healthier financial performance in the long run.

Although sporadic COVID-19 cases are detected from time to time in mainland China, economic activities in regions where AIH operates have not been materially affected. The Company’s hospitals and clinics are implementing necessary precautions, including temperature check for employees and disinfection of premises, to secure a hygienic environment for both staff and customers.

Business Outlook

The Company is in the process of ceasing the operations of or divesting several underperformed hospitals and clinics, and expects the process to be completed by the end of this year. At the same time, the Company will continue to focus on renovating its existing flagship hospitals. The Company plans to focus on the core regional market, i.e. the Guangdong-Hong Kong-Macao Greater Bay Area and the Yangtze Delta Area, and will look to establish more flagship and satellite hospitals in the region.

The Company has strategically shifted its focus from rapid national expansion, to a more focused, stable and sustainable growth in terms of revenue and profitability. The Company aims to achieve organic growth through the renovation of existing flagship hospitals and investments in synergistic clinics. Currently, it expects that three satellite clinics will commence operations around the end of this year. Riding on the vibrant development of the aesthetic medical market in the PRC, together with AIH’s extensive experience in the field, the Company believes that it will be able to increase its market penetration, and seize market opportunities from the expanding market.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time (9:00 pm Beijing Time) on November 16, 2021. Dial-in details for the conference call are as follows:

Date:	November 16, 2021
Time:	8:00 AM Eastern Time
United States Toll Free:	+1-833-239-5575
Canada Toll Free:	+1-855-402-0729
Mainland China Toll Free:	+86-4008-206895
Hong Kong Toll Free:	+852-800-906613
International:	+65-6780-1201
Conference ID	6080963

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

An audio replay of the conference call will be available two hours after the conclusion of the call until November 24, 2021.

Dial-in numbers for the reply are as follows:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Replay Access Code:	6080963

A live and archived webcast of the call will also be available on the Company's investor relations website at https://ir.aihgroup.net/.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third-party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: http://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	531,941	394,545	61,107
Intangible assets	208,429	60,792	9,415
Investments accounted for using the equity method	8,330	9,154	1,418
Prepayments and deposits	51,850	37,832	5,860
Deferred income tax assets	31,372	14,792	2,291

	831,922	517,115	80,091

Current assets
Inventories	33,336	35,497	5,498
Trade receivables	14,324	9,982	1,546
Other receivables, deposits and prepayments	98,715	55,951	8,664
Amounts due from related parties	6,693	6,609	1,024
Restricted cash	8,712	811	126
Cash and cash equivalents	44,384	47,247	7,318

	206,164	156,097	24,176

Total assets	1,038,086	673,212	104,267

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	73
Treasury shares	(2,023)	(2,023)	(313)
Accumulated losses	(477,905)	(743,122)	(115,096)
Other reserves	870,355	890,946	137,990

	390,896	146,270	22,654
Non-controlling interests	34,840	(45,302)	(7,016)

Total equity/(deficit)	425,736	100,968	15,638

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)
LIABILITIES
Non-current liabilities
Borrowings	75,931	44,119	6,833
Lease liabilities	178,983	156,741	24,276
Convertible notes	34,190	36,085	5,589
Deferred income tax liabilities	13,377	2,709	420
Contingent consideration payable	8,181	8,607	1,333
	310,662	248,261	38,451

LIABILITIES
Current liabilities
Trade payables	33,654	37,350	5,785
Accruals, other payables and provisions	68,783	76,288	11,814
Contingent consideration and consideration payable	4,512	3,889	602
Amounts due to related parties	1,224	2,315	359
Contract liabilities	8,639	6,605	1,023
Borrowings	135,814	150,340	23,285
Lease liabilities	35,868	36,568	5,664
Current income tax liabilities	13,194	10,628	1,646
	301,688	323,983	50,178

Total liabilities	612,350	572,244	88,629

Total equity and liabilities	1,038,086	673,212	104,267

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	166,723	223,965	34,688	257,677	434,474	67,291
Cost of sales and services rendered	(71,487)	(90,321)	(13,989)	(127,585)	(178,694)	(27,676)

Gross profit	95,236	133,644	20,699	130,092	255,780	39,615
Selling expenses	(92,474)	(112,313)	(17,395)	(170,531)	(206,287)	(31,950)
General and administrative expenses	(56,883)	(44,835)	(6,944)	(107,776)	(86,917)	(13,462)
Finance costs, net	(4,937)	(5,007)	(775)	(10,061)	(10,593)	(1,641)
Other (losses)/gains, net	(2,180)	1,280	198	(983)	1,457	226
Fair value loss of convertible note	-	(1,196)	(185)	-	(2,266)	(351)
Impairment of goodwill	-	(111,561)	(17,279)	-	(111,561)	(17,279)
Impairment of intangible asset	-	(43,723)	(6,772)	-	(43,723)	(6,772)
Impairment of property, plant and equipment	-	(139,818)	(21,655)	-	(139,818)	(21,655)
Fair value gain of contingent consideration payable	-	-	-	-	1,523	236
Share of losses of investments accounted for using the equity method	(548)	(37)	(6)	(929)	(76)	(12)

Loss before income tax	(61,786)	(323,566)	(50,114)	(160,188)	(342,481)	(53,045)
Income tax (expense)/credit	(2,607)	(886)	(137)	12,680	(2,234)	(345)

Loss for the period	(64,393)	(324,452)	(50,251)	(147,508)	(344,715)	(53,390)

Items that may be subsequently reclassified to profit or loss
Currency translation differences	(173)	(23)	(4)	442	68	11

Total other comprehensive (loss)/income for the period, net of tax	(173)	(23)	(4)	442	68	11

Total comprehensive loss for the period	(64,566)	(324,475)	(50,255)	(147,066)	(344,647)	(53,379)

Loss attributable to:
Owners of the Company	(61,555)	(246,824)	(38,228)	(140,655)	(265,217)	(41,077)
Non-controlling interests	(2,838)	(77,628)	(12,023)	(6,853)	(79,498)	(12,313)

Loss for the period	(64,393)	(324,452)	(50,251)	(147,508)	(344,715)	(53,390)

Earnings per share for loss attributable to owners of the company (in RMB per share)
—Basic	(0.95)	(3.58)	(0.55)	(2.17)	(3.92)	(0.61)
—Diluted	(0.95)	(3.58)	(0.55)	(2.17)	(3.92)	(0.61)
Total comprehensive loss attributable to:						-
Owners of the Company	(61,728)	(246,847)	(38,232)	(140,213)	(265,149)	(41,066)
Non-controlling interests	(2,838)	(77,628)	(12,023)	(6,853)	(79,498)	(12,313)

	(64,566)	(324,475)	(50,255)	(147,066)	(344,647)	(53,379)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

EBITDA and Adjusted EBITDA	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Loss before income tax for the period	(61,786)	(323,566)	(50,114)	(160,188)	(342,481)	(53,045)
Adjustments
+ Finance costs	5,129	5,021	778	10,353	10,706	1,658
+ Amortisation and depreciation	22,326	23,668	3,666	44,940	45,079	6,982
EBITDA	(34,331)	(294,877)	(45,670)	(104,895)	(286,696)	(44,405)
Adjustments
+ Fair value losses of convertible note	-	1,196	185	-	2,266	351
+ Fair value gains of contingent consideration payable	-	-	-	-	(1,523)	(236)
+ ESOP expense	21,019	9,473	1,467	42,577	20,523	3,179
+ Professional fees	10,622	3,431	531	13,947	5,123	793
+ Loss on disposal of subsidiaries	729	385	60	729	385	60
+ Loss on disposal of associate	927	-	-	927	-	-
+ Impairment of goodwill	-	111,561	17,279	-	111,561	17,279
+ Impairment of IA	-	43,723	6,772	-	43,723	6,772
+ Impairment of PPE	-	139,818	21,655	-	139,818	21,655
Adjusted EBITDA	(1,034)	14,710	2,279	(46,715)	35,180	5,448

Adjusted loss	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Loss for the period	(64,393)	(324,452)	(50,251)	(147,508)	(344,716)	(53,390)
Adjustments
+ Professional fees	10,622	3,431	531	13,947	5,123	793
+ Share based payment	21,019	9,473	1,467	42,577	20,523	3,179
+ Fair value losses of convertible note	-	1,196	185	-	2,266	351
+ Fair value gains of contingent consideration payable	-	-	-	-	(1,523)	(236)
+ Loss on disposal of subsidiaries	729	385	60	729	385	60
+ Loss on disposal of associate	927	-	-	927	-	-
+ Impairment of goodwill	-	111,561	17,279	-	111,561	17,279
+ Impairment of IA	-	43,723	6,772	-	43,723	6,772
+ Impairment of PPE	-	139,818	21,655	-	139,818	21,655
Adjusted loss	(31,096)	(14,865)	(2,302)	(89,328)	(22,840)	(3,537)